Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Kyndryl Holdings, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, which was filed with the Securities and Exchange Commission on November 22, 2021.

 Inc.

   /s/Edward Sebold

   Edward Sebold

   General Counsel and Secretary

Kyndryl One Vanderbilt Avenue 15th Floor New York, NY 10017 USA

March 10, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:  Notice of Disclosure filed in the Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Kyndryl Holdings, Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the Securities and Exchange Commission on March 10, 2022.

Respectfully Submitted,

Kyndryl Holdings, Inc.

By:/s/Edward Sebold

Name:Edward Sebold

Title:General Counsel and Secretary

kyndryl.com